SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                                 GEN/RX, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.004 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    9A999H 4W 1
                                (CUSIP Number)


                            Steven M. Goldman, Esq.
          Sills Cummis Zuckerman Radin Tischman Epstein & Gross, P.A.
                             One Riverfront Plaza
                           Newark, New Jersey 07102
                                        TEL:  (201) 643-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                            JUNE 28, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is paid with this statement <square>.

                         Page 1 of 5 Pages

          1          NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                     Apotex USA Inc.; 13-3661214
          2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)
                                                                                                 (b) <square>
          3          SEC USE ONLY
          4          SOURCE OF FUNDS*
                     OO
          5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED                         <square>
                     PURSUANT TO ITEMS 2(d) or (e)
          6          CITIZEN OR PLACE OF ORGANIZATION
                                USA

                                         7          SOLE VOTING POWER
           NUMBER OF                                13,288,274 (together with (a) the right to acquire an additional
            SHARES                                  2,064,966 shares under certain circumstances (the "Additional
         BENEFICIALLY                               Shares"), (b) a warrant to acquire an additional 2,500,000 shares at
           OWNED BY                                 an exercise price of $1 per share and (c) a warrant to acquire an
             EACH                                   additional 813,783 shares at an exercise price of $.75 per share
           REPORTING                                (collectively, the "Warrant Shares").
            PERSON
             WITH
                                         8          SHARED VOTING POWER
                                                    -0-
                                         9          SOLE DISPOSITIVE POWER
                                                    13,288,274 (together with (a) the right to acquire an additional
                                                    2,064,966 shares under certain circumstances (the "Additional
                                                    Shares"), (b) a warrant to acquire an additional 2,500,000 shares at an exercise price of $1 per share and (c) a warrant to acquire an additional 813,783 shares at an exercise price of $.75 per share.
                                        10          SHARED DISPOSITIVE POWER
                                                    -0-

            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           13,288,274 (together with (a) the right to acquire an additional 2,064,966 shares under certain circumstances (the "Additional Shares"), (b) a warrant to acquire an additional
                           2,500,000 shares at an exercise price of $1 per share and (c) a warrant to acquire an additional 813,783 shares at an exercise price of $.75 per share).
            12             CHECK BOX IF THE AGGREGATE AMOUNT OWNED IN ROW (11) EXCLUDES CERTAIN SHARES*     <square>
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           70.6% (73.6% if the Additional Shares and the Warrant Shares are acquired)

                         Page 2 of 5 Pages

  14                       TYPE OF REPORTING PERSON*
                           CO



                         Page 3 of 5 Pages

                           SCHEDULE 13D
                          Amendment No. 1

     This Amendment is filed on behalf of Apotex USA Inc. ("Apotex"), a Delaware corporation, and amends and supplements the initial Schedule 13D dated April 24, 1995.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     At an auction held June 28, 1996, Apotex purchased all of the outstanding shares of AUSA, Inc., a Delaware corporation ("AUSA"), which had been a wholly owned subsidiary of Gen/Rx, Inc., a New York corporation (the "Company"). The transaction was effective July 1, 1996. Payment was made by forgiveness of $1,000,000 of indebtedness owed by the Company to Apotex, leaving an outstanding balance of indebtedness of about $4,000,000. The source of such advance was Apotex's own funds.

Item 4.   PURPOSE OF TRANSACTION.

     Apotex purchased the shares of AUSA in partial satisfaction of outstanding indebtedness after the Company advertised an auction for the AUSA shares. Apotex has no plans to dispose of any of the shares of the Company's capital stock that Apotex holds beneficially or of record.

     Apotex intends to retain control of the board of directors of the Company. Apotex is evaluating and analyzing the options available to the Company and Apotex and intends to take such steps as it may deem prudent consistent with its duties and obligations.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     There has been no change in Apotex's holding of the Company's shares.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Copies of the following are included as exhibits to this Amendment:
None.
				Page 4 of 5 Pages





                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              APOTEX USA INC.



                              By:/s/ Jack H. Schramm
				 ----------------------------
                                   Jack H. Schramm, President
Dated:  July 1, 1996



                         Page 5 of 5 Pages